

December 9, 2020

Craig A. Lampo
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, Connecticut 06492

  **Re: Amphenol Corporation**
    **Form 10-K for the Fiscal Year Ended December 31, 2019**
    **Filed February 12, 2020**
    **File No. 001-10879**

Dear Mr. Lampo:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing